# SEC Schedule 13G/A (Amendment No. 11) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Eledon Pharmaceuticals, Inc., CIK 0001404281
CUSIP: 28617K101
Title of class of securities: Common Stock, $0.001 par value
Address of issuer's principal executive offices: 19800 MACARTHUR BLVD., SUITE 250, IRVINE, California (CA), 92612
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0000918923

## Reporting persons
- BIOTECHNOLOGY VALUE FUND L P: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 5,382,084; sole dispositive power 0; shared dispositive power 5,382,084; aggregate amount beneficially owned 5,382,084 (6.8% of the class)
- BVF I GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 5,382,084; sole dispositive power 0; shared dispositive power 5,382,084; aggregate amount beneficially owned 5,382,084 (6.8% of the class)
- BIOTECHNOLOGY VALUE FUND II LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 2,057,090; sole dispositive power 0; shared dispositive power 2,057,090; aggregate amount beneficially owned 2,057,090 (2.7% of the class)
- BVF II GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 2,057,090; sole dispositive power 0; shared dispositive power 2,057,090; aggregate amount beneficially owned 2,057,090 (2.7% of the class)
- Biotechnology Value Trading Fund OS LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); member of a group; sole voting power 0; shared voting power 301,588; sole dispositive power 0; shared dispositive power 301,588; aggregate amount beneficially owned 301,588 (0.4% of the class)
- BVF Partners OS Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); member of a group; sole voting power 0; shared voting power 301,588; sole dispositive power 0; shared dispositive power 301,588; aggregate amount beneficially owned 301,588 (0.4% of the class)
- BVF GP HOLDINGS LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 7,439,174; sole dispositive power 0; shared dispositive power 7,439,174; aggregate amount beneficially owned 7,439,174 (9.4% of the class)
- BVF PARTNERS L P/IL: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 7,868,419; sole dispositive power 0; shared dispositive power 7,868,419; aggregate amount beneficially owned 7,868,419 (9.99% of the class)
- BVF INC/IL: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 7,868,419; sole dispositive power 0; shared dispositive power 7,868,419; aggregate amount beneficially owned 7,868,419 (9.99% of the class)
- LAMPERT MARK N: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 7,868,419; sole dispositive power 0; shared dispositive power 7,868,419; aggregate amount beneficially owned 7,868,419 (9.99% of the class)

## Item 1. Issuer
Name of issuer: Eledon Pharmaceuticals, Inc.

## Item 2. Person Filing
Name of person filing:
Biotechnology Value Fund, L.P. ("BVF")

BVF I GP LLC ("BVF GP")

Biotechnology Value Fund II, L.P. ("BVF2")

BVF II GP LLC ("BVF2 GP")

Biotechnology Value Trading Fund OS LP ("Trading Fund OS")

BVF Partners OS Ltd. ("Partners OS")

BVF GP Holdings LLC ("BVF GPH")

BVF Partners L.P. ("Partners")

BVF Inc.

Mark N. Lampert ("Mr. Lampert")

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."
Address of principal business office or, if none, residence:
Biotechnology Value Fund, L.P.
44 Montgomery St., 40th Floor
San Francisco, California 94104

BVF I GP LLC
44 Montgomery St., 40th Floor
San Francisco, California 94104

Biotechnology Value Fund II, L.P.
44 Montgomery St., 40th Floor
San Francisco, California 94104

BVF II GP LLC
44 Montgomery St., 40th Floor
San Francisco, California 94104

Biotechnology Value Trading Fund OS LP
PO Box 309 Ugland House
Grand Cayman, KY1-1104
Cayman Islands

BVF Partners OS Ltd.
PO Box 309 Ugland House
Grand Cayman, KY1-1104
Cayman Islands

BVF GP Holdings LLC
44 Montgomery St., 40th Floor
San Francisco, California 94104

BVF Partners L.P.
44 Montgomery St., 40th Floor
San Francisco, California 94104

BVF Inc.
44 Montgomery St., 40th Floor
San Francisco, California 94104

Mark N. Lampert
44 Montgomery St., 40th Floor
San Francisco, California 94104
Citizenship:
Biotechnology Value Fund, L.P.
Delaware

BVF I GP LLC
Delaware

Biotechnology Value Fund II, L.P.
Delaware

BVF II GP LLC
Delaware

Biotechnology Value Trading Fund OS LP
Cayman Islands

BVF Partners OS Ltd.
Cayman Islands

BVF GP Holdings LLC
Delaware

BVF Partners L.P.
Delaware

BVF Inc.
Delaware

Mark N. Lampert
United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of the close of business on March 31, 2026, the Reporting Persons and a certain Partners managed account (the "Partners Managed Account") held an aggregate of 4,419.93 shares of Series X Convertible Preferred Stock (the "Series X Preferred"), convertible for an aggregate of 245,552 Shares. Each share of the Series X Preferred is convertible into 55.5556 Shares. The Series X Preferred may not be converted if, after such conversion, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, more than 9.99% of the number of Shares then issued and outstanding (the "Series X Blocker"). As of the close of business on March 31, 2026, the Series X Blocker prohibits the conversion of all of the Series X Preferred held by the Reporting Persons and the Partners Managed Account.

As of the close of business on March 31, 2026, the Reporting Persons and the Partners Managed Account held an aggregate of 87,607.152 shares of Series X1 Convertible Preferred Stock (the "Series X1 Preferred"), convertible for an aggregate of 4,867,067 Shares. Each share of the Series X1 Preferred is convertible into 55.5556 Shares. The Series X1 Preferred may not be converted if, after such conversion, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, more than 9.99% of the number of Shares then issued and outstanding (the "Series X1 Preferred Blocker"). As of the close of business on March 31, 2026, the Series X1 Blocker prohibits the conversion of all of the Series X1 Preferred held by the Reporting Persons and the Partners Managed Account.

As of the close of business on March 31, 2026, the Reporting Persons and the Partners Managed Account held an aggregate of 15,247,782 Pre-Funded Warrants (the "Pre-Funded Warrants") exercisable into an aggregate of 15,247,782 Shares. Each Pre-Funded Warrant is exercisable immediately, has an exercise price per Share of $0.001 and expires when exercised in full. Subject to limited exceptions, a holder of the Pre-Funded Warrants will not have the right to exercise any portion of its Pre-Funded Warrants if the holder, together with its affiliates, would beneficially own in excess of 9.99% of the number of Shares outstanding immediately after giving effect to such exercise (the "Pre-Funded Blocker"). As of the close of business on March 31, 2026, the Pre-Funded Blocker limits the exercise of the Pre-Funded Warrants held by the Reporting Persons and the Partners Managed Account to 1,575,137 out of 15,247,782 Shares underlying the Pre-Funded Warrants held by them.

As of the close of business on March 31, 2026, the Reporting Persons and the Partners Managed Account held an aggregate of 5,844,153 Tranche A Warrants (the "Tranche A Warrants") exercisable into an aggregate of 5,844,153 Shares or Pre-Funded Warrants (the "Tranche A Pre-Funded Warrants") in lieu thereof. The Tranche A Warrants are exercisable at any time at a price of $3.00 per Share and expire on May 5, 2028. The Tranche A Warrants may be exercised for, at the holder's discretion, either (i) Shares or (ii) in the event that the Tranche A Blocker (as defined below) applies, a Tranche A Pre-Funded Warrant to purchase a number of Shares equal to the number of Shares as to which the Tranche A Warrant is being exercised. A holder of Tranche A Warrants will not have the right to exercise any portion of such warrants for Shares if the holder of such warrants, together with its Attribution Parties (as defined in the Form of Tranche A Warrant to Purchase Common Stock or Pre-Funded Warrants), would beneficially own in excess of 9.99% of the number of Shares outstanding immediately after giving effect to such exercise (the "Tranche A Blocker"). As of the close of business on March 31, 2026, the Tranche A Blocker prohibits the exercise of all of the Tranche A Warrants held by the Reporting Persons and the Partners Managed Account into Shares. The Tranche A Pre-Funded Warrants are exercisable at any time at a price of $0.001 per Share and do not expire. A holder of Tranche A Pre-Funded Warrants will not have the right to exercise any portion of such warrants to the extent that after giving effect to such issuance after exercise, the holder of such warrants, together with its Attribution Parties (as defined in the Form of Pre-Funded Warrant to Purchase Common Stock), would beneficially own in excess of 9.99% of the outstanding Shares (the "Tranche A Pre-Funded Warrants Blocker"). As of March 31, 2026, to the extent the Reporting Persons and the Partners Managed Account exercised the Tranche A Warrants held by them for Tranche A Pre-Funded Warrants, the Tranche A Pre-Funded Warrants Blocker would prohibit the exercise of all such Tranche A Pre-Funded Warrants into Shares.

As of the close of business on March 31, 2026 (i) BVF beneficially owned 5,382,084 Shares, including 1,575,137 Shares underlying certain Pre-Funded Warrants held by it and excluding (a) 6,095,125 Shares underlying certain Pre-Funded Warrants held by it, (b) 122,833 Shares underlying the Series X Preferred held by it, (c) 2,595,436 Shares underlying the Series X1 Preferred held by it, and (d) 3,084,090 Shares underlying the Tranche A Warrants held by it, (ii) BVF2 beneficially owned 2,057,090 Shares, excluding (a) 96,611 Shares underlying the Series X Preferred held by it, (b) 1,873,375 Shares underlying the Series X1 Preferred held by it, (c) 6,435,790 Shares underlying the Pre-Funded Warrants held by it, and (d) 2,446,209 Shares underlying the Tranche A Warrants held by it, and (iii) Trading Fund OS beneficially owned 301,588 Shares, excluding (a) 19,222 Shares underlying the Series X Preferred held by it, (b) 336,335 Shares underlying the Series X1 Preferred held by it, (c) 878,445 Shares underlying the Pre-Funded Warrants held by it, and (d) 252,291 Shares underlying the Tranche A Warrants held by it.

BVF GP, as the general partner of BVF, may be deemed to beneficially own the 5,382,084 Shares beneficially owned by BVF.

BVF2 GP, as the general partner of BVF2, may be deemed to beneficially own the 2,057,090 Shares beneficially owned by BVF2.

Partners OS, as the general partner of Trading Fund OS, may be deemed to beneficially own the 301,588 Shares beneficially owned by Trading Fund OS.

BVF GPH, as the sole member of each of BVF GP and BVF2 GP, may be deemed to beneficially own the 7,439,174 Shares beneficially owned in the aggregate by BVF and BVF2.

Partners, as the investment manager of BVF, BVF2 and Trading Fund OS, and the sole member of Partners OS, may be deemed to beneficially own the 7,868,419 Shares beneficially owned in the aggregate by BVF, BVF2 and Trading Fund OS and held in the Partners Managed Account, including 127,657 Shares held in the Partners Managed Account, which excludes (a) 6,885 Shares underlying the Series X Preferred held by it, (b) 61,921 Shares underlying the Series X1 Preferred held by it, (c) 263,285 Shares underlying the Pre-Funded Warrants held by it, and (d) 61,563 Shares underlying the Tranche A Warrants held by it.

BVF Inc., as the general partner of Partners, may be deemed to beneficially own the 7,868,419 Shares beneficially owned by Partners.

Mr. Lampert, as a director and officer of BVF Inc., may be deemed to beneficially own the 7,868,419 Shares beneficially owned by BVF Inc.

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of any Shares owned by another Reporting Person. BVF GP disclaims beneficial ownership of the Shares beneficially owned by BVF. BVF2 GP disclaims beneficial ownership of the Shares beneficially owned by BVF2. Partners OS disclaims beneficial ownership of the Shares beneficially owned by Trading Fund OS. BVF GPH disclaims beneficial ownership of the Shares beneficially owned by BVF and BVF2. Each of Partners, BVF Inc. and Mr. Lampert disclaims beneficial ownership of the Shares beneficially owned by BVF, BVF2 and Trading Fund OS and held in the Partners Managed Account, and the filing of this statement shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities.
Percent of class:
The following percentages are based upon a denominator that is the sum of (i) 75,851,722 Shares outstanding as of March 13, 2026, which is the total number of Shares outstanding as disclosed in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 19, 2026, (ii) 1,336,101 Shares issued to the Reporting Persons on March 30, 2026 upon the exercise or conversion of certain Pre-Funded Warrants and Series X1 Preferred previously held by them, and (iii) 1,575,137 Shares issuable upon the exercise of certain Pre-Funded Warrants held by the Reporting Persons, as applicable.

As of the close of business on March 31, 2026 (i) BVF beneficially owned approximately 6.8% of the outstanding Shares, (ii) BVF2 beneficially owned approximately 2.7% of the outstanding Shares, (iii) Trading Fund OS beneficially owned less than 1% of the outstanding Shares, (iv) BVF GP may be deemed to beneficially own approximately 6.8% of the outstanding Shares, (v) BVF2 GP may be deemed to beneficially own approximately 2.7% of the outstanding Shares, (vi) Partners OS may be deemed to beneficially own less than 1% of the outstanding Shares, (vii) BVF GPH may be deemed to beneficially own approximately 9.4% of the outstanding Shares and (viii) each of Partners, BVF Inc. and Mr. Lampert may be deemed to beneficially own approximately 9.99% of the outstanding Shares (less than 1% of the outstanding Shares is held in the Partners Managed Account).
Sole power to vote or to direct the vote: See Cover Pages Items 5-9.
Shared power to vote or to direct the vote: See Cover Pages Items 5-9.
Sole power to dispose or to direct the disposition: See Cover Pages Items 5-9.
Shared power to dispose or to direct the disposition: See Cover Pages Items 5-9.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: BVF GP, BVF GPH, Partners, BVF Inc. and Mr. Lampert share voting and dispositive power over the Shares beneficially owned by BVF. BVF GPH, Partners, BVF Inc. and Mr. Lampert share voting and dispositive power over the Shares beneficially owned by BVF2. Partners, BVF Inc. and Mr. Lampert share voting and dispositive power over the Shares beneficially owned by Trading Fund OS and held in the Partners Managed Account.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit 99.1 to Amendment No. 1 to the Schedule 13G filed with the Securities and Exchange Commission on October 5, 2020.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- BIOTECHNOLOGY VALUE FUND L P: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (05/15/2026)
- BVF I GP LLC: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (05/15/2026)
- BIOTECHNOLOGY VALUE FUND II LP: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (05/15/2026)
- BVF II GP LLC: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (05/15/2026)
- Biotechnology Value Trading Fund OS LP: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (05/15/2026)
- BVF Partners OS Ltd.: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (05/15/2026)
- BVF GP HOLDINGS LLC: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (05/15/2026)
- BVF PARTNERS L P/IL: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (05/15/2026)
- BVF INC/IL: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (05/15/2026)
- LAMPERT MARK N: /s/ Mark N. Lampert, Mark N. Lampert (05/15/2026)